Exhibit 99.1

Cuit 30-70496280-7

January 30, 2014

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Grupo Financiero Galicia S.A. – Class III/V Notes Swap Option

To Whom it May Concern,

We are writing to inform you that as of the final date of the period for public action in respect of the Class V Notes to be issued by Grupo Financiero Galicia S.A. (the “Company”), the Company received requests for subscription of such notes in an amount equal to $ 20,622,455 of Class III Notes.

Yours faithfully,

A. Enrique Pedemonte

Attorney-at-law
Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.